Exhibit 8.01

Subsidiaries of VTEX

Entity Name	Jurisdiction of Incorporation
VTEX	Cayman
VTEX Argentina S.A.	Argentina
VTEX Brasil Tecnologia para E-commerce LTDA	Brazil
VTEX DAY Eventos LTDA	Brazil
Loja Integrada Tecnologia para Software S.A	Brazil
VTEX Chile SpA.	Chile
VTEX Colombia Tecnología para Ecommerce S.A.S.	Colombia
VTEX Commerce Cloud Solutions LLC	USA
VTEX Ecommerce Platform Limited	UK
VTEX Mexico Soluciones en Ecommerce S. de R.L. de C.V.	Mexico
EICOM Business School S.A.P.I de C.V. (“EICOM”)	Mexico
Peru Tecnologia para Ecommerce S.A.C	Peru
VTEX Platform España, S.L.	Spain
VTEX Ecommerce Platform Limited – Sede Secondaria †	Italy
VTEX Ecommerce Platform Limited London Sucursala Bucuresti †	Romania
VTEX Ecommerce Platform Limited - Sucursal em Portugal †	Portugal
OFFBounds Media LLC	USA
Weni Tecnologia da Informação Ltda.	Brazil
Pagali Serviços de Pagamento AS	Brazil
Pagamentos Integrados Holding Ltda.	Brazil

† Branch